July 9, 2014

Via Edgar

Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549

Attn: Ms. Beverly A. Singleton, Staff Accountant

Re:	Cirque Energy, Inc.
Item 4.02 Form 8-K
Filed June 26, 2014
File No. 0-52438

Dear Ms. Singleton:

Cirque Energy, Inc. (the “Company”) hereby submits its response to certain matters raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter of comments dated June 27, 2014 (the “Comment Letter”) relating to Item 4.02 of the Current Report on Form 8-K (“Form 8-K”) referenced above.

The Company is hereby filing an amendment (the “Amended Form 8-K”) that addresses the matters raised in the Comment Letter. The Company’s responses are numbered to correspond to the Staff’s comments. For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately beneath such comment.

Item 4.02 Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review

Comment No.1. We note you have not filed your Annual Report on Form 10-K for the year ended December 31, 2013 (“2013 Annual Report”). Please expand the disclosure in the fifth paragraph under Item 4.02 to disclose whether the restated financial statements for the year ended December 31, 2012 to be re-audited by Silberstein Ungar, PLLC, will be reflected in the 2013 Annual Report, when filed.

Response No. 1. The disclosure has been expanded to clarify that the restated financial statements for the year ended December 31, 2012 to be re-audited by Silberstein Ungar, PLLC (“Silberstein”) will when filed be reflected in the 2013 Annual Report.

Comment No. 2. Also with respect to the correction of the Notes, please disclose if you intend to restate the applicable March 31, 2013 and 2012, June 30, 2013 and 2012, and September 30, 2013 and 2012 interim financial statements that have been previously included in the Quarterly Reports on Form 10-Q for the quarters ended March 31, 2013, June 30, 2013, and September 30, 2013, respectively, (“2013 Forms 10-Q”). In this regard, please disclose whether such interim financial statements also should no longer be relied upon and will need to be restated. Disclose whether the restatements will be reflected in amendments to the 2013 Forms 10-Q.

Response No. 2. While the Company cannot presently make a definitive determination regarding which interim financial statements included in any of the quarterly reports will need to be restated, the Company presently believes that the interim financial statements included in the quarterly reports filed with respect to the periods ended September 30, 2012, March 31, 2013, June 30, 2013 and September 30, 2013 will need to be restated. This disclosure has been included in the Amended Form 8-K.

Comment No. 3. Refer to the second sentence in the fourth paragraph under Item 4.02. To the extent you have not previously filed the restated financial statements for the year ended December 31, 2012, please revise this sentence to instead state that the Company plans or intends to file restated consolidated financial statements for the year ended December 31, 2012 to correct these errors in the accounting for the Notes.

Response No. 3. The Company has complied with the Staff’s comment.

Comment No. 4. Please disclose your time period for filing restated financial statements for the year ended December 31, 2012, and the applicable interim quarters in fiscal years 2013 and 2012. If will be filed as soon as practicable, please so state.

Response No. 4. The Company has disclosed that the restated financial statements will be filed as soon as practicable in the Amended Form 8-K.

The Company hereby acknowledges that:

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing;

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at (888) 963-2622 or our counsel Marc Ross or Henry Nisser at (212) 930-9700.

Very truly yours,

s/ David Morgan